Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell common stock of Dakota Growers Pasta Company, Inc. The Offer, as defined below, is made solely by the Offer to Purchase dated March 26, 2007 and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the Offer be made by a licensed broker or dealer, Offer shall be deemed to be made on behalf of Dakota Growers by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by

DAKOTA GROWERS PASTA COMPANY, INC.

Up to 3,920,000 Shares of its Common Stock
Including Associated Rights to Purchase Series E Preferred Stock

At $10.00 Per Share

Dakota Growers Pasta Company, Inc., a North Dakota corporation (“Dakota Growers”), invites its shareholders to tender up to 3,920,000 shares of its common stock, par value $0.01 per share, including associated rights to purchase Series E preferred stock pursuant to the Rights Agreement dated April 19, 2002 between Dakota Growers Pasta Company and Wells Fargo Bank as Rights Agent (the common stock and associated rights are collectively referred to as the “common stock”), for purchase by Dakota Growers at a price of $10.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated March 26, 2007 and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the Offer).

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other important conditions, including the sale of up to 1 million shares of Series F nonvoting convertible preferred stock to MVC Capital, Inc. for $10 million before expenses, the sale of up to 1 million shares of common stock to La Bella Holdings LLC for $10 million before expenses and our receipt of up to $20 million in loan proceeds under a term loan agreement with CoBank that we have entered into in connection with these transactions, as described in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., MINNEAPOLIS TIME,
ON APRIL 24, 2007, UNLESS THE OFFER IS EXTENDED.

Dakota Growers’ board of directors has approved the Offer in connection with the sale of securities to MVC Capital, Inc. and La Bella Holdings LLC described in the Offer. However, neither Dakota Growers nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares. Shareholders must make their own decisions whether to tender shares and, if so, how many shares to tender.

Dakota Growers’ directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, our largest shareholder, has advised us that it will not tender shares in the Offer.

Dakota Growers will purchase up to 3,920,000 shares of common stock properly tendered and not validly withdrawn prior to the Expiration Time (as defined below) for $10.00 per share in cash without interest, subject to the terms and the conditions of the Offer, including the priority and proration provisions. The term “Expiration Time” means 9:00 a.m., Minneapolis time, on Tuesday, April 24, 2007, unless and until Dakota Growers has extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by Dakota Growers, shall expire. Subject to applicable SEC regulations, Dakota Growers reserves the right, in its sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more than 3,920,000 shares in the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 3,920,000 shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, Dakota Growers will purchase shares in the following order of priority:

first, Dakota Growers will buy all tendered shares from shareholders that own less than 1,000 shares;

second, Dakota Growers will buy the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and

third, if more shares are tendered than Dakota Growers can purchase, while satisfying the first two criteria, Dakota Growers will purchase shares on a pro rata basis.

Dakota Growers will not purchase any fractional shares and will round down to the nearest whole share. If the Offer is undersubscribed because less than 3,920,000 shares are tendered, Dakota Growers will buy all shares tendered. Dakota Growers will return all tendered shares that it has not purchased promptly after the Expiration Time.

Dakota Growers expressly reserves the right, in its sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

Dakota Growers also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.

For the past several months Dakota Growers’ board of directors has been exploring ways to provide additional liquidity to shareholders. Dakota Growers is offering to purchase shares to provide some liquidity for shareholders who wish to sell. Further, the Offer is an integral part of, and a condition to, the investment by MVC Capital, Inc. and La Bella Holdings, LLC. Under the Company’s stock purchase agreement with MVC and La Bella Holdings, Dakota Growers has agreed to issue up to 1,000,000 shares of Series F nonvoting convertible preferred stock to MVC and up to 1,000,000 shares of common stock to La Bella Holdings at a purchase price of $10.00 per share for aggregate gross proceeds of up to $20 million. The total amount of shares that MVC and La Bella Holdings purchase depends on the number of shares purchased by Dakota Growers in the Offer. Dakota Growers will fund the purchase of shares of its common stock pursuant to the Offer and the payment of related fees and expenses from the equity investment by MVC and La Bella Holdings and a term loan with CoBank for $20 million. After the Offer is completed, we believe that our financial condition and access to capital will allow us to pursue strategic opportunities.

Generally, shareholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from Dakota Growers in exchange for the shares they tender in the Offer. Dakota Growers urges shareholders to consult with their own tax advisors to determine the tax consequences of participating in the Offer.

Shares tendered are irrevocable, except that shareholders may withdraw any shares they have tendered at any time before the Expiration Time. In addition, unless Dakota Growers accepts the tendered shares for payment before 9:00 a.m., Minneapolis time on April 24, 2007, shareholders may withdraw any tendered shares at any time after April 24, 2007. To withdraw tendered shares, shareholders must deliver on a timely basis a written, telegraphic or facsimile notice of withdrawal to the Depositary. The notice of withdrawal must specify the name of the shareholder, the number of shares to be withdrawn and the name of the registered holder of those shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if the shares have been tendered under the procedure for book-entry transfer.

If certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an “eligible institution” (as defined in the Offer to Purchase) has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

No one, including Dakota Growers, the Depositary or any other person, will be obligated to give notice of any defects or irregularities in any notice of withdrawal nor will anyone incur any liability for failure to give any notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Dakota Growers, in its sole discretion, which determination will be final and binding.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Dakota Growers common stock and will be furnished to brokers, dealers, commercial banks and trust and similar persons whose names, or the names of whose nominees, appear on Dakota Growers’ shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. Shareholders may obtain additional copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery from the Depositary at the address and telephone number set forth below. The Depositary will promptly furnish to shareholders additional copies of these materials at Dakota Growers’ expense.

Please direct any questions or requests for assistance to the Depositary at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Depositary for the Offer is:
Wells Fargo Bank N.A.
Attn: Voluntary CA
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Call Toll Free: (800) 380-1372
March 26, 2007